

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (416) 248-2024

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

Re: **W2 Energy, Inc.**
     Amendment No.6 to Registration Statement on Form 10-12G/A
     Filed on: May 12, 2008
     File No.: 000-52277

Dear Mr. McLaren:

      We have completed our review of the Form 10. We have no further comments at this time.

      If you have any further questions regarding our review of your filing, please direct them to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854, or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3767.

                                          Sincerely,

                                          Jennifer R. Hardy
                                          Branch Chief

cc: Mr. William D. O'Neal (via facsimile @ (888) 353-8842)
      The O'Neal Law Firm, P.C.
      17100 E. Shea Boulevard
      Suite 400-D
      Fountain Hills, AZ 85268